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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 8-B

                       FOR REGISTRATION OF SECURITIES OF
                           CERTAIN SUCCESSOR ISSUERS
                FILED PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                                JumboSports Inc.
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             (Exact Name of Registrant as Specified in Its Charter)



         Florida                                                 52-1643157
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(State or Other Jurisdiction of                               (I.R.S. Employer
Incorporation or Organization)                              Identification No.)




4701 W. Hillsborough Avenue, Tampa, Florida                       33614
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(Address of Principal Executive Offices)                        (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


       Title of Each Class                       Name of Each Exchange on
       to be so Registered                  Which Each Class is to be Registered
       -------------------                  ------------------------------------


Common Stock, par value $.01 per share             New York Stock Exchange
--------------------------------------     -------------------------------------

Rights To Purchase Common Stock,
par value $.01 per share                           New York Stock Exchange
-------------------------------------------     -------------------------------

4 1/4% Convertible Subordinated Notes
Due 2000                                           New York Stock Exchange
-------------------------------------------     -------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:  None.
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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


ITEM I.  GENERAL INFORMATION.

         (a) JumboSports Inc. (the "Registrant") was organized as a corporation under the laws of the State of Florida on April 22, 1996, under the name "Sports & Recreation Reincorporation, Inc."

         (b) The fiscal year of the Registrant is a fifty-two or a fifty-three week fiscal year ending on the Friday closest to the end of January.



ITEM 2.  TRANSACTION OF SUCCESSION.

         (a) Sports and Recreation, Inc., a Delaware corporation, was the predecessor corporation (the "Predecessor") which had securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, at the time of succession.

         (b) On February 14, 1997, Sports & Recreation Macro Sports, Inc., a Delaware corporation and a wholly owned subsidiary of the Predecessor, was merged with and into the Predecessor. The Predecessor remained as the surviving entity in the merger but, as permitted under Section 253(b) of the Delaware General Corporate Law, adopted the name of JumboSports Inc.

                 Also on February 14, 1997, pursuant to a certain Plan and Agreement of Merger dated April 23, 1996, which had been approved by the shareholders of the Predecessor on June 12, 1996, the Predecessor merged with and into the Registrant (the "Merger"), which was then its wholly owned subsidiary. Articles of Merger were filed with the Secretary of State of Florida on February 14, 1997. Effective upon the filing of the Articles of Merger and as part thereof, the Registrant, as the surviving corporation, changed its name from "Sports & Recreation Reincorporation, Inc." to "JumboSports Inc.", the name of the Predecessor. Pursuant to the Merger, all the shares of common stock, par value $.01 per share, of the Predecessor issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") were converted into an equal number of the same class of fully paid and nonassessable shares of the Registrant's common stock, par value $.01 per share ("Registrant Shares").





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ITEM 3.  SECURITIES TO BE REGISTERED.

         (a) As to the shares of Common Stock, par value $.01 per share being registered, the Registrant had 100,000,000 shares authorized of which 20,339,409 shares were issued and outstanding as of June 2, 1997. The Rights to Purchase Common Stock, par value $.01 (the "Rights"), are attached to the shares of the Registrant's Common Stock.

         (b) As to the 4 1/4% Convertible Subordinated Notes Due 2000 (the "Subordinated Notes") being registered, as of June 2, 1997, there was $74,500,000 in aggregate principal amount of the Subordinated Notes issued and outstanding out of a total of $75,000,000 authorized.


ITEM 4.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         COMMON STOCK: The information required by this Item 4 in respect of the JumboSports Common Stock is set forth under the caption "Description of Securities" in the Registration Statement on Form S-3 of Sports & Recreation, Inc. (Reg. No. 33-84160) filed on September 19, 1994, and such section is hereby incorporated herein by reference.

         RIGHTS TO PURCHASE COMMON STOCK:  The information required by this
         Item 4 in respect of the Rights to Purchase Common Stock is set forth under the caption "Description of Securities To Be Registered" in the Registration Statement on Form 8-A of Sports & Recreation, Inc. filed on June 19, 1996, and such section is hereby incorporated herein by reference.

         4 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2000: The information required by this Item 4 in respect of the Subordinated Notes is set forth under the caption "Description of Notes" contained in the Registrant's Registration Statement on Form S-3 of Sports & Recreation, Inc. filed on October 15, 1993, (File Number 33-70364) and such section is incorporated herein by reference. However, since that filing the Subordinated Notes have been listed on the New York Stock Exchange.


ITEM 5.  FINANCIAL STATEMENTS AND EXHIBITS.

         (a) Pursuant to the "Instructions as to Financial Statements" of Form 8-B, no financial statements are required to be filed herewith because the capital structure and balance sheet of the Registrant immediately after consummation of the Merger was the same as the Predecessor.





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         (b)     The following documents are filed as Exhibits hereto:

         2.1 The Plan and Agreement of Merger dated April 23, 1996 and the Amendment to the Plan and Agreement of Merger dated December 18, 1996 by and between Sports & Recreation, Inc. and Sports & Recreation Reincorporation, Inc.

         3.1 Certificate of Ownership and Merger by and between Sports & Recreation Macro Sports, Inc. and Sports & Recreation, Inc. filed with the Secretary of State of Delaware on February 14, 1997 pursuant to which the surviving entity was renamed JumboSports Inc.

         3.2 Certificate of Ownership and Merger by and between JumboSports Inc. and Sports & Recreation Reincorporation, Inc. filed with the Secretary of State of Delaware on February 14, 1997

         3.3 Articles of Merger by and between JumboSports Inc. and Sports & Recreation Reincorporation, Inc. filed with the Secretary of State of Florida on February 14, 1997

         3.4 Articles of Incorporation of JumboSports Inc. (incorporated under the name of Sports & Recreation Reincorporation, Inc.), filed with the Secretary of State of Florida on April 22, 1996 (incorporated by reference to Exhibit 3.1 to the Form 10-K for the year ended January 31, 1997, of the Registrant (File No. 1-13322))

         3.5     Bylaws of JumboSports Inc. (incorporated by reference to
                 Exhibit 3.2 to the Form 10-K for the year ended January 31, 1997, of the Registrant (File No. 1-13322))

         4.1     Specimen Common Stock Certificate (1)

         4.2     Articles of Incorporation of JumboSports Inc. (Filed as
                 Exhibit 3.3 hereto).

         4.3     Bylaws of JumboSports Inc. (Filed as Exhibit 3.5 hereto).

         4.4     Specimen of Debt Security (2)

         4.5 Indenture between Sports & Recreation, Inc. and Barnett Banks Trust Company, National Association, as Trustee (2)

         4.6 Supplemental Indenture Agreement between JumboSports Inc. and The Bank of New York.





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         4.7     Form of Stock Purchase Rights Agreement (6)

         10.1 Employment Agreement dated September 14, 1989, by and between the Company's predecessor and Jim W. Bradke, as amended on July 22, 1992 (3)

         10.2 Form of Indemnification Agreement by and between the Company and each Director (3)

         10.3    1989 Stock Incentive Plan, as amended through June 23, 1994 (1)

         10.4    Registration Rights Agreement (3)

         10.5    Waiver and Clarification Agreement (2)

         10.6 Form of Stock Option Agreement pursuant to the 1989 Stock Incentive Plan for options granted to Officers prior to the Company's Initial Public Offering (3)

         10.7 Form of Key Man Insurance Policy on each Officer's life in favor of beneficiaries designated by the respective Officer (3)

         10.8    Officer's Medical Reimbursement Plan (3)

         10.9    Management Cash Bonus Plan (3)

         10.10 $285 Million Credit Agreement dated as of June 4, 1996, between JumboSports Inc., as Borrower, the Lenders Named Therein as Lenders, Barnett Bank of Tampa, as Administrative Agent and L/C Issuer and NationsBank of Florida, National Association as Documentation Agent, as amended by the First Amendment thereto dated November 6, 1996 (4)

         10.11 Form of Stock Option Agreement pursuant to the 1989 Stock Incentive Plan for options granted to employees on and after the Company's Initial Public Offering (3)


         10.12 Form of Stock Option Agreement pursuant to the 1989 Stock Incentive Plan for options granted to Directors (2)


         10.13 Employees Stock Purchase Plan, as amended through November 14, 1994 (1)





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         10.14   Executive Retirement Savings Plan (1)

         10.15 Participation Agreement dated as of May 10, 1995, among Sports & Recreation, Inc., as Construction Agent and Lessee, First Security Bank of Utah, N.A., not individually, except as expressly stated therein, but solely as Owner Trustee under the S&R Trust 1995-1, and NationsBank of Florida, N.A., as Holder and as Administrative Agent for the Lenders, and the First Amendment thereto dated July 28, 1995 (4)

         10.16 Employment Agreement dated February 6, 1996, by and between JumboSports Inc. and Stephen Bebis (5)

         10.17 Letter Agreement dated March 1, 1996, by and between JumboSports Inc. and Robert J. Wittman (5)

         10.18 Letter Agreement dated April 5, 1996, by and between JumboSports Inc. and Raymond P. Springer (5)

         10.19   1996 Stock Incentive Plan.

         21      List of Subsidiaries (5)

______________________________

1. Incorporated by reference to exhibits included in the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 1995.

2. Incorporated by reference to exhibits included in the Company's Annual Report on Form 10-K/A for the fiscal year ended January 30, 1994.

3. Incorporated by reference to exhibits included in the Company's Registration Statement on Form S-1 (Registration Statement No. 33-50098).

4. Incorporated by reference to exhibits included in the Company's Quarterly Report on Form 10-Q for the quarter ended October 27, 1996.

5. Incorporated by reference to exhibits included in the Company's Annual Report on Form 10-K for this fiscal year ended January 28, 1996.

6. Incorporated by reference to exhibits included in the Company's Registration Statement on Form 8-A dated June 19, 1996.





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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, on June 10, 1997.



                                                    JumboSports Inc.
                                                -------------------------
                                                    (Registrant)



Date:  June 10, 1997                            By /s/ Stephen Bebis
                                                   ---------------------------
                                                   Stephen Bebis,
                                                   Chairman of the Board,
                                                   President and Chief Executive
                                                   Officer (Principal Executive
                                                   Officer)